Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of Golar LNG Limited for the registration of common shares, preferred shares, debt securities, warrants, purchase contracts, rights and units and to the incorporation by reference therein of our reports dated April 30, 2020, with respect to the consolidated financial statements of Golar LNG Limited,  and the effectiveness of internal control over financial reporting of Golar LNG Limited, included in its Annual Report (Form 20-F) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

London, United Kingdom
April 30, 2020